Exhibit 99.1

news

IMMEDIATE	2 November 2005

Royal & Sun Alliance Insurance Group plc

Appointment of UK Chief Executive and Main Board Director

Further to the regulatory announcement made on 4 May 2005 announcing the appointment of Bridget McIntyre as UK Chief Executive, Ms McIntyre has today been appointed as a main board director of Royal & Sun Alliance Insurance Group plc (“Royal & SunAlliance”). The company would like to make the following regulatory disclosures.

Ms McIntyre has not held directorships in any publicly quoted companies during the past five years.

Ms McIntyre does not have any interests in the shares of Royal & SunAlliance.

Royal & SunAlliance confirms that there are no items requiring disclosure under paragraphs (b) to (g) of Rule 6.F.2 of the Listing Rules in relation to Ms McIntyre.

Ms McIntyre was Director of Sales, Marketing and Underwriting at Norwich Union. She was previously Finance Director, UK Long Term Savings and Finance Director, General Insurance and Direct Operations. Ms McIntyre has worked at Norwich Union since 1993 and prior to that spent five years in finance roles in Volvo.

Enquiries to:	Press:
Jackie Fox	Oliver Strong
Tel: + 44 (0) 20 711 7042	Tel: +44 (0) 20 7111 7327

Notes to editors:
Bridget McIntyre was appointed Sales and Marketing Director of Norwich Union in 2003 and Marketing and Underwriting Director in 2000. She was previously Finance Director, UK Long Term Savings between 1999 and 2000, Managing Direct London and Edinburgh between 1998 and 1999, Finance Director, General Insurance and Director Operations between 1994 and 1998, and Finance Director, UK General Business between 1993 and 1994.

Ms McIntyre worked at Volvo Car UK Ltd between 1988 and 1993, Harper Collins between 1986 and 1988, Marconi Radar Systems between 1985 and 1986 and began her career as a finance trainee at Willis Faber.

Her salary is £350,000 and she is employed on a standard 12 month contract.

--ENDS--

Issued by Royal & Sun Alliance Insurance Group plc, 9th Floor, 1 Plantation Place, 30 Fenchurch Street, London, EC3M 3BD +44 (0)20 7111 7134